November 8, 2013

CONFIDENTIAL SUBMISSION VIA EDGAR AND UPS

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn:	Pamela Long, Assistant Director
Era Anagnosti, Staff Attorney
Kamyar Daneshvar, Staff Attorney

Re:	Century Communities, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
CIK No. 0001576940

Dear Ms. Long:

Century Communities, Inc., a Delaware corporation (the “Company”), is submitting today to the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) via EDGAR Amendment No. 1 (“Amendment No. 1”) to the above-referenced draft Registration Statement on Form S-1 (the “Registration Statement”) for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). We are providing for the Staff’s reference six copies of Amendment No. 1 and the exhibits filed therewith, five copies of which have been marked to show the changes from the Registration Statement initially submitted via EDGAR on September 26, 2013.

On behalf of the Company, this letter responds to the comments of the Staff concerning the Registration Statement, as set forth in the letter dated October 11, 2013 (the “Comment Letter”) addressed to Mr. Dale Francescon of the Company. For your convenience, we have repeated your comments and provided the response of the Company in bold. Please note that references to page numbers refer to the pages in the marked version of Amendment No. 1.

General

1.	We will process this draft registration statement and any amendment without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment in which it is included. Note that the price range’s effect on disclosure throughout the registration statement may cause us to raise issues on areas upon which we have not commented previously.

The Company acknowledges the Staff’s comment and understands that the Staff will need sufficient time to review and process the amendment to the Registration Statement in which a price range is included, and that the Staff may have additional comments thereafter. The Company will include a price range and related disclosure in a subsequent amendment to the Registration Statement.

U.S. Securities and Exchange Commission

November 8, 2013

2.	As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information. If you intend to rely on Rule 430A of Regulation C under the Securities Act, please note that Rule 430A does not allow for the omission before effectiveness of amounts that may be computed based on the maximum number of shares offered and the midpoint of the offering price range or the number of shares to be offered on the cover page. Also, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the midpoint of the offering price range, and all other information except information that you may exclude in reliance upon Rule 430A.

The Company acknowledges the Staff’s comment and understands that Rule 430A of Regulation C does not allow for the omission, before effectiveness of the Registration Statement, of amounts that may be computed based on the maximum number of shares offered and the midpoint of the offering price range or the number of shares to be offered as set forth on the cover page of the preliminary prospectus. The Company also confirms that it will not circulate copies of the Registration Statement or the preliminary prospectus until an estimated price range, the maximum number of shares, dollar amounts dependent upon the offering price that are based on the midpoint of the offering price range, and all other similarly required information have been included.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company acknowledges the Staff’s comment and will supplementally provide the Staff with copies of any of the above-referenced written communications and research reports that are distributed and/or published.

4.	We note that you intend to file by amendment certain exhibits, including organizational documents, consents, and the legal opinion. We may have comments on the opinion and other exhibits after they are filed. Please allow sufficient time for staff review of these materials before requesting acceleration of effectiveness of the registration statement.

The Company acknowledges the Staff’s comment and understands that the Staff will need sufficient time to review the exhibits to the Registration Statement once they are filed, and that the Staff may have comments on them thereafter. The Company has filed certain of the exhibits with Amendment No. 1 and will file the remaining exhibits with a subsequent amendment to the Registration Statement.

5.	Prior to the effectiveness of the registration statement, please arrange for a representative of FINRA to call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

U.S. Securities and Exchange Commission

November 8, 2013

The Company acknowledges the Staff’s comment and, prior to the effectiveness of the Registration Statement, will arrange for a representative of FINRA to call the Staff or provide the Staff with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

6.	Please provide us copies of any artwork or other graphics that you intend to use as soon as possible for our review and comment.

The Company is supplementally providing to the Staff via overnight courier copies of the artwork that the Company intends to use in the Registration Statement.

7.	To the extent required, please provide updated financial statements and related disclosures.

The Company acknowledges the Staff’s comment and will include updated financial statements and related disclosures in a subsequent amendment to the Registration Statement when required.

8.	Please be advised that we may have additional comments when items that are currently blank are completed.

The Company acknowledges the Staff’s comment and understands that the Staff may have additional comments when items that are currently blank in the Registration Statement are completed.

Calculation of Registration Fee table

9.	Refer to footnote (2) to the table. Please confirm, and to the extent necessary revise your disclosure to indicate, that the reference to the shares of common stock offered by the selling stockholders refers to the shares of common stock offered by the selling stockholders under both prospectuses.

The Company has revised footnote (2) to the Calculation of Registration Fee table to indicate that the referenced shares include shares of common stock that may be purchased by the underwriters pursuant to their over-allotment option and shares of common stock offered by the selling stockholders under both forms of prospectuses contained in the Registration Statement (the IPO Prospectus and the Selling Stockholders Resale Prospectus).

Statement Regarding Market Data, page ii

10.	Please provide us with the supplemental support for each of the statistical claims included in your filing. For example, please provide to us a copy of the report by John Burns Real Estate Consulting, LLC. To expedite our review, please use highlighting or some other means to show clearly those portions of the materials which support the various claims, and provide us with a numbered key which shows where support for each claim may be found in the marked supplemental materials. In addition, please tell us what consideration you have given to filing JBREC’s market study as an exhibit to the registration statement. In this regard, please refer to Rule 408(a) of Regulation C.

U.S. Securities and Exchange Commission

November 8, 2013

The Company is supplementally providing to the Staff via overnight courier copies of the market study by John Burns Real Estate Consulting, LLC and annotated documents containing supplemental support for the statistical claims included in the Registration Statement. Please note that the market study by John Burns Real Estate Consulting, LLC has not been annotated because virtually the entire market study has been included in “Market Opportunity” (beginning on page 68).

11.	We note your disclosure that the forecasts prepared by JBREC were based on data “sources [which] generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information is not guaranteed,” and that you have “not independently verified the data obtained from these sources . . . .” We also note your disclosure that you “cannot assure [investors] of the accuracy or completeness of the data.” Please note that you are responsible for the entire content of the registration statement. Since you may not directly or indirectly disclaim responsibility for information that you have chosen to include in the registration statement, please revise your disclosure as appropriate.

The Company has revised the disclosure in “Statement Regarding Market Data” (page ii) as requested.

12.	We note that throughout the prospectus you refer to data derived from various indexes such as CoreLogic Case-Shiller Index, Burns Affordability Index™ or Housing Cycle Risk Index™. Please briefly explain here your industry’s reliability on the use of these indexes, whether they represent data developed by government agencies or other third parties, how the data is compiled and the frequency of updates. Supplementally, please tell us whether this information represents publicly available information which was not commissioned by you for use in the registration statement.

The Company respectfully advises the Staff that the CoreLogic Case-Shiller Index is the most widely recognized measure of home price appreciation and depreciation, and is frequently used by investors. The Index is released to the public monthly and quarterly, and may be viewed on this website: http://www.corelogic.com/products/case-shiller.aspx.

However, the CoreLogic Case-Shiller Index is very reactive to changes in the mix of homes sold during the quarter, so that a large volume of distressed home sales will result in an overcorrection in prices. John Burns Real Estate Consulting, LLC developed a proprietary methodology to materially reduce the impact of mix shifts. The Burns Home Value IndexTM uses multiple data sources which are purchased from third parties, including “automated valuation models” which measure home price appreciation or depreciation across all homes, rather than just those that have been purchased or sold during a given quarter. The Burns Home Value IndexTM is updated monthly for distribution to clients of John Burns Real Estate Consulting, LLC only.

Investors consider various publicly available affordability measures such as monthly housing costs to income or the percentage of homes offered for sale that a household with the median income can afford to purchase. The Burns Affordability IndexTM compares a metro’s affordability against its own historic affordability dating back to 1981, using income and home price data purchased from third party sources, plus mortgage rate data from Freddie Mac. The Burns Affordability IndexTM is a proprietary measure of affordability which is updated monthly for distribution to clients of John Burns Real Estate Consulting, LLC only.

U.S. Securities and Exchange Commission

November 8, 2013

John Burns Real Estate Consulting, LLC’s Housing Cycle Risk IndexTM is a proprietary measure of housing market fundamentals which can be used by investors to make informed business decisions. John Burns Real Estate Consulting, LLC’s methodology uses 24 variables that measure housing supply, demand and affordability, as well as measures of national economic health. Most of the data is purchased from third party sources. The Housing Cycle Risk IndexTM is updated monthly for distribution to clients of John Burns Real Estate Consulting, LLC only.

The Company also respectfully advises the Staff that none of the above-referenced indexes was commissioned by the Company for use in the Registration Statement.

Prospectus Summary

13.	The information contained in pages one through 10 of the summary is substantially identical of the information contained in pages 91 through 99 of the Business section. Please strive for a balanced summary presentation that avoids the use of repetitious disclosure. The summary should provide a brief, non-generic discussion of the most material aspects of your company and your offering. Please reduce the disclosure in the Prospectus Summary section by carefully considering and identifying those aspects of the offering that are most significant and highlight them in plain, clear language. You may wish to include an appropriate cross reference to the Business section where this detailed information appears. Please refer to Item 503 of Regulation S-K and SEC Release No. 33-7497 (October 1, 1998).

The Company has reduced the disclosure in “Summary” (pages 1 through 10) as requested and has included cross references to the “Business” section where appropriate.

14.	We note your reference to your “homebuilding peers” on page 4. Please revise to briefly identify whom you consider your homebuilding peers in the United States.

The Company has revised the disclosure in “Summary—Our Competitive Strengths—Proven and Profitable Business Model” (page 4) and “Our Business—Our Competitive Strengths—Proven and Profitable Business Model” (page 93) to specify that it considers Hovnanian Enterprises, Inc., Beazer Homes USA, Inc., TRI Pointe Homes, Inc., William Lyon Homes, M/I Homes, Inc., Standard Pacific Corp. and M.D.C. Holdings, Inc. to be its homebuilding peers in the United States.

Denver, Colorado, page 3

15.	Please revise your disclosure to provide the basis for your statement that “the metro is expected to recover all jobs lost in the recession during 2013.”

The Company has revised the disclosure in “Summary—Market Opportunity—Denver, Colorado” (page 3) and “Market Opportunity—Denver, CO Housing Market Overview” (page 76) to remove the referenced statement.

U.S. Securities and Exchange Commission

November 8, 2013

Competitive Strengths, page 3

Attractive Land Positions in Core Markets, page 4

16.	Briefly explain the meaning of “in-fill” locations.

The Company respectfully advises the Staff that “in-fill locations” refers to new developments on vacant or undeveloped land within existing communities and cities. The Company has revised the disclosure in “Summary—Our Competitive Strengths—Attractive Land Positions in Core Markets” (page 4) and “Our Business—Our Competitive Strengths—Attractive Land Positions in Core Markets” (page 93).

Disciplined Investment Approach, page 5

17.	We note that here, as well as on page 93, you refer to your strategy of investing in down markets “with appropriate downside protection . . . .” Where appropriate, please expand your disclosure to explain what a downside protection is.

The Company has revised the disclosure in “Summary—Our Competitive Strengths—Disciplined Investment Approach” (page 5) and “Our Business—Our Competitive Strengths—Disciplined Investment Approach” (page 94) to remove the referenced statement.

Risk Factors, page 16

As a result of Dale Francescon’s and Robert Francescon’s relationship with our company, conflict of interest may arise with respect to any transactions involving or with Dale Francescon, Robert Francescon, or their affiliates, page 32

18.	Please expand your disclosure to elaborate on the types of conflicts of interest which may arise given Messrs. Dale and Robert Francescon’s roles as executive officers and significant equity owners, and on the actual risks you may face because of such conflicts of interest.

The Company has revised the disclosure in “Risk Factors—Risks Related to Conflicts of Interest—As a result of Dale Francescon’s and Robert Francescon’s relationship with our company, conflicts of interest may arise with respect to any transactions involving or with Dale Francescon, Robert Francescon, or their affiliates” (page 32) as requested.

We may face substantial damages or be enjoined from pursuing important activities . . ., page 38

19.	We note your cross-reference to the “Legal Proceedings” discussion at the end of your disclosure. Since on page 104 you state that any liabilities associated with outstanding legal proceedings are not expected to have a material adverse impact on your results of operations, financial position or cash flows, either revise the risk factor to remove the cross-reference or consider deleting this risk factor since the matters addressed do not appear to represent risks currently material to your business.

The Company has revised the disclosure in “Risk Factors—Risks Related to Our Organization and Structure—We may face substantial damages or be enjoined from pursuing important activities as a result of existing or future litigation, arbitration or other claims” (page 38) to remove the cross-reference to “Legal Proceedings” as requested.

U.S. Securities and Exchange Commission

November 8, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

General

20.	Given the significance of related party transactions during the periods presented, please revise MD&A to address the following:

•	The business purpose for the related party transactions;

•	The identity of the related parties with whom the transactions occurred;

•	How transaction prices were determined between you and the related party;

•	To the extent that transactions were evaluated for fairness, a description of how the evaluation was made; and

•	Any ongoing contractual or other commitments as a result of these transactions or any anticipated future transactions.

The Company has revised the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Related Party Transactions” (pages 66-67) as requested.

21.	We note increases in the average sales price of homes delivered during each period presented, including a significant increase in the average sales price of homes in backlog as of the most recent balance sheet date. To the extent you are focusing on new or different segments of the homebuilding market, please revise MD&A to address this strategy and disclose and discuss any potential risks and uncertainties associated with such a strategy.

The Company respectfully advises the Staff that the changes in the average sales price of homes during each period presented, including the increase in the average sales price of homes in backlog as of the most recent balance sheet date, are not the result of a new strategy of focusing on new or different segments of the homebuilding market, but are the result of changes to the mix of typical homes delivered and sold during those periods. The average sales price of homes may decrease back down depending on the mix of typical homes delivered and sold during such period. These changes in the average sales price of homes are part of the Company’s natural business cycle.

22.	We note your disclosures related to significant pending acquisitions. Please provide us additional information regarding each pending acquisition including your determination as to whether they are asset acquisitions or acquisitions of a business.

The Company respectfully advises the Staff that it cannot determine whether a pending acquisition is classified as an asset acquisition or an acquisition of a business until such pending acquisition is completed. Once a pending acquisition is completed, such acquisition will be classified as an asset acquisition or an acquisition of a business.

U.S. Securities and Exchange Commission

November 8, 2013

Six Months Ended June 30, 2013 Compared to the Six Months Ended June 30, 2012

Net New Home Orders and Backlog, pages 53 and 56

23.	Please revise your table to include the number of cancelations for each period presented. Additionally, please revise your narrative to clarify, if true, that net new home orders are “net” of cancellations. This comment also applies to your disclosures for the year ended December 31, 2012 as compared to the year ended December 31, 2011.

The Company has revised the tables and disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Six Months Ended June 30, 2013 Compared to the Six Months Ended June 30, 2012—Net New Home Orders and Backlog” (pages 53-54) and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011—Net New Home Orders and Backlog” (page 56), as requested.

24.	Please further expand your disclosure to discuss the reasons for the decrease in absorption rates and the increase in cancellation rates.

The Company has revised the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Six Months Ended June 30, 2013 Compared to the Six Months Ended June 30, 2012—Net New Home Orders and Backlog” (page 54) and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011—Net New Home Orders and Backlog” (page 56), as requested.

Homebuilding Gross Margin, pages 54 and 57

25.	In your narratives on homebuilding gross margin, for both the interim and full year comparisons, you disclose that the increase in margins was primarily due to an increase in sales prices, partially, offset by increasing construction cost. In light also of your “Utility and resource shortages or rate fluctuations could have an adverse effect on our operations” risk factor on page 23, please expand your narratives in both sections to more fully discuss the reason(s) for increased construction costs between comparative periods, including identifying the significant components of your construction costs and quantifying the percentage of such components to cost of sales.

The Company has revised the disclosure in “Risk Factors—Risks Related to Our Business” (pages 22-23), “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Six Months Ended June 30, 2013 Compared to the Six Months Ended June 30, 2012—Homebuilding Gross Margin” (pages 54-55) and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011—Homebuilding Gross Margin” (page 57), as requested.

Other Income (Expense), pages 56 and 58

26.	Please expand your narratives to quantify and discuss gross interest and interest capitalized for each period presented. This comment also applies to your disclosures for the year ended December 31, 2012 as compared to the year ended December 31, 2011.

U.S. Securities and Exchange Commission

November 8, 2013

The Company has revised the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Six Months Ended June 30, 2013 Compared to the Six Months Ended June 30, 2012—Other Income (Expense)” (page 56) and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011—Other Income (Expense)” (page 58), as requested.

Non-Controlling Interest, page 56

27.	Please more fully describe the facts and circumstances regarding the redemption of the non-controlling interests.

The Company has revised the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Six Months Ended June 30, 2013 Compared to the Six Months Ended June 30, 2012—Non-Controlling Interest” (page 56) as requested.

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Selling, General and Administrative Expenses, page 58

28.	Please clarify why the increase in the number of homes delivered in 2012 resulted in an increase in advertising and marketing expense during the year ended December 31, 2012.

The Company has revised the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011—Selling, General and Administrative Expense” (page 58) as requested.

Liquidity and Capital Resources, page 59

General

29.	For material debt covenants, please disclose actual and required ratios as of each reporting date.

The Company has revised the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Secured Revolving Credit Facility—Covenant Compliance” (page 60) as requested.

May 2013 Private Offering and Private Placement, page 60

30.	Please expand your narrative to discuss how you used or intend to use the proceeds you received from the private placement offering.

The Company has added disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—May 2013 Private Offering and Private Placement” (page 60) as requested.

U.S. Securities and Exchange Commission

November 8, 2013

Contractual Obligations Table, page 62

31.	Please include estimated interest payments in the table and provide a footnote that explains how they were determined. Also, please provide a note to the table that discloses potential cash obligations under all land option agreements for each period in the table.

The Company has revised the table and disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Off-Balance Sheet Arrangements and Contractual Obligations—Contractual Obligations Table” (page 62).

Significant Accounting Policies, page 63

32.	Please provide a narrative of each policy you identify as a critical accounting policy. We remind you that your critical accounting policies should supplement, not duplicate, the description of your accounting policies disclosed in the notes to your financial statements. Your critical accounting policies should disclose and discuss accounting estimates and assumptions where the nature of the estimates and assumptions could be material to your financial statements due to the level of subjectivity and judgment necessary to account for uncertain matters, and due to the susceptibility of such matters to change. Refer to Section 501.14 of the SEC Codification of Financial Reporting Policies.

The Company has revised the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Accounting Policies” (pages 63-66) as requested.

33.	Please expand your critical accounting policy for valuation and impairment testing of inventories, including disclosing the number of communities tested for impairment during each period presented compared to the total number of communities that existed during each period presented. For any communities where you determined that undiscounted cash flows were not substantially in excess of carrying values and to the extent that potential future impairments, individually or in the aggregate, could materially impact operating results and/or total equity, please disclose the following under critical accounting policies and/or in the notes to your financial statements:

•	The carrying values of the assets tested;

•	The percentages by which undiscounted cash flows exceed carrying values;

•	A description of the key assumptions that drive estimated undiscounted cash flows;

•	A discussion of the uncertainties associated with the key assumptions. For example, to the extent you include assumptions in your undiscounted cash flow model that materially deviate from your historical results, please include a discussion of those assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative impact on estimated fair values.

To the extent that the undiscounted cash flows for communities you tested substantially exceeded their carrying values, please disclose that fact. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC Codification of Financial Reporting Policies for guidance.

U.S. Securities and Exchange Commission

November 8, 2013

The Company has revised the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Accounting Policies” (pages 65-66) as requested. In addition, the Company respectfully informs the Staff that, for the applicable periods, the Company did not identify any communities for which undiscounted cash flows were not substantially in excess of carrying values and for which potential future impairments, individually or in the aggregate, could materially impact operating results and/or total equity.

34.	Please disclose a critical accounting policy with respect to your stock-based compensation, including your valuation methodology and related assumptions used in determining fair value.

The Company has disclosed a critical accounting policy with respect to its stock-based compensation, including its valuation methodology and related assumptions used in determining fair value, in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Accounting Policies—Stock-Based Compensation” (page 66) as requested.

Market Opportunity, page 68

35.	Many of the tables beginning on page 69 in the “Market Opportunity” section are not legible, and as a result, we cannot evaluate the information contained in these tables Please revise your registration statement accordingly. We may have comments following the review of the information contained in the tables.

The Company has included tables of better image quality in “Market Opportunity” (pages 68-90) as requested.

Our Business, page 91

General

36.	To the extent that your business is conducted through various subsidiaries, please consider including a corporate chart outlining the company’s current structure.

The Company has revised the disclosure in “Our Business—Our Company” (page 91) to clarify that its properties are held through a number of subsidiaries that are wholly and directly owned by the Company.

37.	Refer to your “Raw materials and building supply shortages . . .” risk factor on page 25. If material to an understanding of your business, please include appropriate disclosure related to the sources and availability of the raw materials used in your business.

The Company has included additional disclosure in “Business—Raw Materials” (page 103) as requested.

Our Company, page 91

38.	Please qualify your disclosure at the end of the second paragraph by identifying the top 100 companies as public, private or both. If this statistic includes private homebuilders, please identify the source you used to derive their revenue information.

U.S. Securities and Exchange Commission

November 8, 2013

The Company has revised the disclosure in “Our Business—Our Company” (page 91) as requested.

Description of Owned and Controlled Communities, page 98

39.	With a view towards disclosure, please explain the difference between owned and controlled lots, as well as the significance of having contracts outstanding on communities that you control.

The Company has revised the disclosure in “Summary—Description of Owned and Controlled Communities” (page 9) and “Our Business—Description of Owned and Controlled Communities” (page 98) to clarify the difference between owned and controlled lots and communities, as requested.

Land Acquisition and Development Process, page 100

40.	Please enhance your disclosure here to provide examples of “other flexible land acquisition arrangements” which you refer to at the end of the first paragraph of “Acquire Land Opportunistically . . ..” disclosure on page six. In addition, please include here a discussion about the material terms of the secured acquisition and development loans and construction loans you touch upon on page 60 of your disclosure.

The Company has revised the disclosure in “Summary—Our Competitive Strengths—Proven and Profitable Business Model” (page 4), “Summary—Our Business Strategy—Acquire Land Opportunistically and Leverage Development Expertise” (page 6), “Our Business—Our Competitive Strengths—Proven and Profitable Business Model” (page 93) and “Our Business—Our Business Strategy—Acquire Land Opportunistically and Leverage Development Expertise” (page 95) to remove references to “other flexible land acquisition arrangements.”

In addition, the Company respectfully informs the Staff that, of the secured acquisition and development loans and construction loans referenced as outstanding as of June 30, 2013 in “Management’s Discussion and Analysis—Liquidity and Capital Resources—Secured Acquisition and Development Loans and Construction Loans” (page 60), only one loan with a balance of approximately $1,500,000 remains outstanding as of the date hereof. This loan is subject to customary terms for the homebuilding industry, accrues interest at a rate of 3.5% per annum (paid quarterly), and matures three years from the date of issuance. In addition, this loan contains a provision that if the Company disposes of any of the lots securing the loan, then that portion of outstanding principal equal to the value of such lots shall become due.

Management, page 105

Biographical Information, page 105

41.	We note your general discussion on page 108 under the heading “Board of Directors” regarding the collective experience, qualifications, attributes and skills of the members of your board as a whole. With respect to your directors, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director, in light of your business and structure. Please refer to Item 401(e)(1) of Regulation S-K for guidance.

U.S. Securities and Exchange Commission

November 8, 2013

The Company has revised the biographies of the directors of the Company in “Management—Biographical Information—Current Directors and Executive Officers” (pages 105-107) as requested.

Executive and Director Compensation, page 112

Summary Compensation Table, page 112

42.	We note that Mr. Rabel’s annual cash bonus payable pursuant to the company’s annual cash bonus program has been disclosed in the “Bonus” column rather than in the “Non-Equity Incentive Compensation” table pursuant to Item 402(n)(2)(vii) of Regulation S-K. In this regard we note your disclosure that these bonuses are “designed to incentivize” your named executive officers and that the compensation committee determines annual performance criteria “designed to reward the achievement of specific financial and operational objectives.” As such, it would appear that the bonus paid to Mr. Rabel represents plan-based non-equity incentive compensation. Please advise. In addressing this comment, also consider the disclosure requirements of Item 402(o)(5) of Regulation S-K. For additional guidance, please refer to Question 119.02 of Regulation S-K Compliance and Disclosure Interpretations available in our website.

The Company respectfully informs the Staff that Mr. Rabel’s cash bonuses paid for fiscal years 2012 and 2011 were discretionary and were not paid pursuant to the Company’s annual cash bonus program. The Company did not have an annual cash bonus program during fiscal years 2012 and 2011. Therefore, the Company has revised footnotes (1) and (2) to the Summary Compensation Table in “Executive and Director Compensation—Executive Compensation” (page 112) and the disclosure in “Executive and Director Compensation—Executive Compensation—Named Executive Officer Compensation—Annual Cash Bonus” (page 113).

Director Compensation, page 116

43.	Tabular disclosure of director compensation as contemplated by Item 402(r) of Regulation S-K is missing. Please include appropriate disclosure, or otherwise tell us why you are not required to do so.

The Company respectfully informs the Staff that during its last completed fiscal year of 2012 the Company had not yet converted into a corporation and therefore did not have a board of directors. Therefore, the Company does not believe that it is required to provide disclosure under Item 402(r) of Regulation S-K, and has omitted tabular disclosure of director compensation.

Certain Relationships and Related Party Transactions, page 120

General

44.	Please reconcile these disclosures with the disclosures in your related party footnotes. For example, on page 120 you reference that “[d]uring 2012, [you] paid $8,254,000 for certain land previously owned by High Pointe, Inc., an entity controlled by Dale Francescon and Robert Francescon” and that in “2013, [you] paid $3,436,000 for additional land previously owned by High Pointe, Inc.” These are just two examples, neither of which appears to be discussed in the related party footnotes to your financial statements.

U.S. Securities and Exchange Commission

November 8, 2013

The Company has revised the disclosures in “Certain Relationships and Related Party Transactions—Distribution and Assignment of Membership Interests in a Related Entity” (page 121), “Notes to the Consolidated Financial Statements, December 31, 2012 and 2011—Note 9: Related-Party Transactions” (page F-19) and “Notes to the Unaudited Condensed Consolidated Financial Statements, June 30, 2013 and December 31, 2012—Note 6: Related-Party Transactions” (page F-32), as requested.

Acquisitions from Entities Managed by Dale Francescon and Robert Francescon, page 120

45.	In the second paragraph we note disclosure about acquisition of lots in the State of Nevada. While you disclose throughout your prospectus that your business strategy is to enter into other markets in the Western U.S. such as the California market, to the extent that you intend to enter the Nevada market in the next 12 months, please revise the relevant sections of your registration statement to provide adequate disclosure about this market.

The Company respectfully advises the Staff that the disclosure in “Market Opportunity—Southwest Region” describes the Southwest region of the United States, which includes Nevada. The Company also respectfully advises the Staff that it does not intend to build homes in the Nevada market in the next 12 months.

Distribution and Assignment of Membership Interests in a Related Party, page 121

46.	Please disclose whether Waterside at Highland Park, LLC is currently your wholly-owned subsidiary. In addition, please explain the reasons behind the initial distribution of your interest in this entity to Messrs. Dale and Robert Francescon, and discuss the impact, if any that such distribution may have had following the assignment back to you.

The Company has revised the disclosure in “Certain Relationships and Related Party Transactions—Distribution and Assignment of Membership Interests in a Related Entity” (page 121) as requested.

Management Fees paid to DARO . . ., page 121

47.	Please confirm that the management agreement with DARO Ventures LLC was terminated (refer to related disclosure on page F-33). Otherwise, please revise your disclosure to describe the material terms of this agreement.

The Company confirms that the management agreement with DARO Ventures LLC was terminated in 2013, and has revised the disclosure in “Certain Relationships and Related Party Transactions—Management Fees Paid to DARO an Entity Owned by Dale Francescon and Robert Francescon” (Page 121).

Conflicts of Interest, page 123

48.	Please expand your disclosure in the penultimate paragraph to state whether the conflict of interest policies that you have adopted are in writing, and if not, how they are evidenced. In addition, please explain what would constitute “an interest” to better understand the types of transactions that are covered by such policies. Please identify the persons on the board of directors who are responsible for applying such policies and procedures. See Item 404(b) of Regulation S-K.

U.S. Securities and Exchange Commission

November 8, 2013

The Company has revised the disclosure in “Conflicts of Interest” (page 123) as requested.

49.	Please revise to explain your statement that your company “is the exclusive vehicle for all homebuilding land acquisition and homebuilding activities of Dale Francescon and Robert Francescon.”

The Company has revised the referenced statement in “Conflicts of Interest” (page 123) as requested.

Underwriting, page 142

50.	Given your prospectus cover page disclosure, it appears that certain selling stockholders would also participate in the firm underwritten offering. As such, please revise the first paragraph to state that you “and the selling stockholders” have entered into an underwriting agreement.

The Company has revised the disclosure in “Underwriting” (page 142) as requested.

Lock-Up Agreements, page 143

51.	Please describe briefly the exceptions to your executive officers’, directors’ and certain of your stockholders’ inability to dispose of their securities during the lock-up period.

The Company has revised the disclosure in “Underwriting—Lock-Up Agreements” (page 143) as requested.

December 31, 2012 Financial Statements

General

52.	Please provide segment disclosures, as applicable, as provided in FASB ASC 280-10-50.

The Company respectfully advises the Staff that the Company operated in only one operating segment (Colorado), and therefore, there is only one reporting segment for the periods disclosed.

53.	Please address comprehensive income pursuant to ASC 220-10-45.

The Company has added disclosure in “Notes to the Consolidated Financial Statements, December 31, 2012 and 2011—Note 1: Nature of Operations and Summary of Significant Accounting Policies—Comprehensive Income” (page F-14) and “Notes to the Unaudited Condensed Consolidated Financial Statements, June 30, 2013 and December 31, 2012—Note 1: Nature of Operations and Summary of Significant Accounting Policies—Comprehensive Income” (page F-29) to address comprehensive income as requested.

Consolidated Statements of Operations, page F-4

54.	We note that during 2011 you recorded a loss on the sale of equipment and you present this loss in other expense below operating income. It appears to us that this loss essentially represents an asset impairment and is required to be included in the determination of operating income. Please revise your financial statements accordingly.

U.S. Securities and Exchange Commission

November 8, 2013

The Company has revised the “Consolidated Statements of Operations For the Years Ended December 31, 2012, and 2011” (page F-4) to change the disclosure to reflect the loss on the sale of a non-operating asset.

55.	Based on your conversion from a partnership to a corporation, it appears to us that you should provide pro forma income tax disclosures, pro forma net income disclosures and pro forma earnings per share disclosures for each period presented. At a minimum, you should provide these disclosures for the most recent year and current interim period. Please provide similar disclosures in your summary and selected financial data.

The Company accounts for income taxes under ASC 740: Tax Provision, and other, applicable authoritative pronouncements. ASC 740 does not require presentation of pro forma income tax disclosures and amounts for the periods prior to becoming a C corporation. The Company did not become a C corporation until April 30, 2013, which is after the period presented, so it does not believe that the requested pro forma disclosures are required.

Consolidated Statements of Members’ Capital, page F-5

56.	Please tell us the facts and circumstances regarding the distributions of $750,000 and $1,865,000 during 2011 and 2012, respectively, including how the amount to the non-controlling interests was determined relative to the percentage of income attributed to the non-controlling interest.

The Company respectfully informs the Staff that the Company paid distributions of $750,000 and $850,000 in 2011 and 2012, respectively, to the Company’s two members, DARO Ventures LLC and DARO Ventures II LLC, with their consent and pursuant to the terms of the Company’s Amended and Restated Operating Agreement.

With respect to the Non-Controlling Interests, the Company respectfully refers the Staff to its disclosure in “Notes to the Consolidated Financial Statements, December 31, 2012 and 2011—Note 10: Variable Interest Entities” (page F-20) regarding the Arista Entities, which the Company consolidated as a variable interest entity in its Consolidated Statements of Members’ Capital for the Years Ended December 31, 2012 and 2011. The distributions of $1,015,000 were paid by the Arista Entities to its members pursuant to the terms of the Operating Agreements of the Arista Entities.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, Real Estate Inventories and Cost of Sales, page F-10

57.	You indicate that applicable costs incurred after development and construction is substantially complete are charged to selling, general and administrative expenses and other expenses as appropriate. Please clarify the specific nature of these costs and, other than interest, please tell us why you charge them to selling, general and administrative costs rather than cost of sales. Please also tell us the amounts charged to selling, general and administrative costs during each period presented.

The Company has revised the “Notes to the Consolidated Financial Statements, December 31, 2012 and 2011—Note 1: Nature of Operations and Summary of Significant Accounting Policies—Real Estate Inventories and Cost of Sales” (page F-10) to clarify that such costs are charged to cost of sales.

U.S. Securities and Exchange Commission

November 8, 2013

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, Warranties, page F-13

58.	Please provide us additional information regarding the facts and circumstances that resulted in the significant fluctuation in changes in the estimated liability for warranties issued in prior years for each period presented.

The Company respectfully informs the staff that, at each home closing, the Company records a warranty reserve of 30 basis points; through cost of sales, for any future repairs that Company may be obligated to perform. The warranty period for a home is typically 12 months. Following the end of the 12 month period, the Company evaluates the reserve for that home and determines if all the repairs have been completed and whether or not the reserve has been appropriately funded. If the repairs have been completed and there are funds remaining in the reserve, then they are recorded as a reduction to cost of sales. If the repairs have been completed and the reserve needs additional funding, then a charge to cost of sales is recorded. During 2011, as the warranty periods expired for homes previously closed, it was determined that the reserve should be relieved by $137,627 as all of the repairs and expenses had been incurred. During 2012, it was determined that the Company incurred $158,797 in excess of the original amounts reserved for future repairs and a charge to cost of sales was recorded accordingly. These expenses were recorded at the time they were incurred.

Note 9 – Related-Party Transactions, page F-19

Note 6 – Related-Party Transactions, page F-32

59.	It is not clear to us if or how your accounting treatment for land transactions with your significant shareholders comply with SAB Topic 5G.

SAB Topic 5G pertains to nonmonetary assets being exchanged by stockholders for all or part of a company’s common stock just prior to or contemporaneously with a first-time public offering. The Company does not believe that SAB Topic 5G is applicable to its treatment for land transactions with its significant shareholders as none of its nonmonetary asset transactions involved common stock.

60.	Please clarify how you determined the value of the land purchased from related parties during each period presented, including the subsequent interim period. Please tell us their GAAP basis in the each transaction.

The Company respectfully informs the Staff that each of the Company’s land transactions with related parties was based on then current fair market values. Each transaction for the sale and/or purchase of land was priced at its fair market value as determined by one or more of the following: (i) independent third party appraisals, (ii) independent third party broker opinions of value, (iii) offers received from unrelated third parties, or (iv) calculation of residual land value resulting from homebuilding activities.

61.	We note your references to valuations obtained from third party firms. Please identify the third party firms by name and file their consent when you file your Form S-1 as required by Rule 436(b) of Regulation C.

The Company respectfully advises the Staff that the Company believes that pursuant to Question 141.02 of Securities Act Sections Compliance and Disclosure Interpretations, the Company is not required to identify the third party firms and obtain and file their consents

U.S. Securities and Exchange Commission

November 8, 2013

because the Company is simply referencing the third party firms’ valuations in connection with the preparation of the Registration statement, and the Company is not including, summarizing or having the third party firms expertise their reports, valuations or opinions in the Registration Statement.

62.	Please expand your disclosure to describe the facts and circumstances that resulted in your distribution of membership interests in Waterside at Highland Park, LLC to its members, as well as the related accounting treatment. In addition, please disclose the reason the members contributed their membership interests back to the company subsequent to year end and how you accounted for this transaction.

The Company has expanded the disclosures in “Notes to the Consolidated Financial Statements, December 31, 2012 and 2011—Note 9: Related-Party Transactions” (page F-19) and “Notes to the Unaudited Condensed Consolidated Financial Statements, June 30, 2013 and December 31, 2012—Note 6: Related-Party Transactions” (page F-32) as requested.

63.	We refer to the transaction with Regency at Ridgegate LLC whereby you exchanged your 22% joint venture interest for 26 finished lots. To the extent that you and the related party are entities under common control, please tell us how you determined that gain recognition is appropriate.

Accounting Standards Codification 845-10 provides that, in general, the accounting for nonmonetary transactions should be based on the fair values of the assets involved, which is the same basis as that used in monetary transactions. Thus, the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss should be recognized on the exchange. The fair value of the asset received should be used to measure the cost if it is more clearly evident than the fair value of the asset surrendered, as is the case with the lots received from Regency at Ridgegate LLC. The fair value of the lots received from Regency at Ridgegate LLC was based on a valuation from a third party.

64.	Please disclose what services are being provided for the management fees paid to the related party.

The Company has expanded the disclosures in “Notes to the Consolidated Financial Statements, December 31, 2012 and 2011—Note 9: Related-Party Transactions” (page F-20) and “Notes to the Unaudited Condensed Consolidated Financial Statements, June 30, 2013 and December 31, 2012—Note 6: Related-Party Transactions” (page F-33) as requested.

Note 12 – Subsequent Events, page F-22

Note 12 – Subsequent Events, page F-37

65.	With respect to the assets acquired and liabilities assumed of a homebuilder in Austin, TX, please disclose the consideration paid and the nature of the assets and liabilities acquired. Please also provide your determination as to whether the assets and liabilities you acquired are a business.

The Company has expanded the disclosures in “Notes to the Consolidated Financial Statements, December 31, 2012 and 2011—Note 12: Subsequent Events” (page F-22) and “Notes to the Unaudited Condensed Consolidated Financial Statements, June 30, 2013 and December 31, 2012—Note 12: Subsequent Events” (page F-37) as requested.

U.S. Securities and Exchange Commission

November 8, 2013

66.	Please identify the date through which subsequent events have been evaluated and whether the date is the date the financial statements were issued or available to be issued. Please refer to ASC 855-10-50.

The Company has expanded the disclosures in “Notes to the Consolidated Financial Statements, December 31, 2012 and 2011—Note 12: Subsequent Events” (page F-22) and “Notes to the Unaudited Condensed Consolidated Financial Statements, June 30, 2013 and December 31, 2012—Note 12: Subsequent Events” (page F-37) as requested.

June 30, 2013 Financial Statements

Unaudited Condensed Consolidated Statements of Operations, page F-24

67.	Please revise your registration statement to remove the dollar signs from your weighted average number of common shares outstanding in both your statements of operations and in Note 11 on page F-37.

The Company has revised the “Unaudited Condensed Consolidated Statements of Operations For the six and three months ended June 30, 2013 and 2012” (page F-24) and the table in “Notes to the Unaudited Condensed Consolidated Financial Statements, June 30, 2013 and December 31, 2012—Note 11: Earnings per Share” (page F-37) as requested.

Unaudited Consolidated Statements of Stockholders’ Equity and Members’ Capital, page F-25

68.	Please more fully address the terms of the transaction whereby you converted from a limited liability corporation to a C-corporation, including how the exchange of shares of common stock for member’s capital units was determined.

The Company has expanded the disclosure in “Notes to the Unaudited Condensed Consolidated Financial Statements, June 30, 2013 and December 31, 2012—Note 1: Nature of Operations and Summary of Significant Accounting Policies—Nature of Operations” (page F-28) as requested.

69.	Please disclose the terms of the private placement offering in 2013 and the related use of proceeds.

The Company has included disclosure regarding the terms of the private placement offering in 2013 and the related use of proceeds in “Notes to the Unaudited Condensed Consolidated Financial Statements, June 30, 2013 and December 31, 2012—Note 1: Nature of Operations and Summary of Significant Accounting Policies-Nature of Operations” (page F-28) as requested.

Note 10 – Stock Based Compensation, page F-36

70.	Please disclose your accounting policy with respect to stock-based compensation.

The Company has expanded the disclosure in “Notes to the Unaudited Condensed Consolidated Financial Statements, June 30, 2013 and December 31, 2012—Note 1: Nature of Operations and Summary of Significant Accounting Policies—Stock Based Compensation” (page F-29) as requested.

U.S. Securities and Exchange Commission

November 8, 2013

71.	Please disclose the fair value of the restricted stock on the grant date, as well as the methodology and assumptions you used for determining the fair value.

The Company has expanded the disclosure in “Notes to the Unaudited Condensed Consolidated Financial Statements, June 30, 2013 and December 31, 2012—Note 10: Stock Based Compensation” (page F-36) as requested.

Alternate Page for Selling Stockholders Resale Prospectus – front cover

72.	You disclose that you cannot determine the price or prices at which the shares of common stock may be sold by the selling stockholders. In light of the disclosure obligations of Item 501(b)(3) of Regulation S-K, you must identify a price pursuant to which the selling stockholders may offer the shares until a market for your securities is developed. The registration statement cover page indicates that the approximate date of commencement of proposed sale to the public will be “[a]s soon as practicable after the effective date of th[e] Registration Statement.” In this regard, we note that depending on when the underwriter prices the IPO, there may be a gap between the effectiveness of the IPO prospectus and the start of your stock’s trading on the New York Stock Exchange, while sales under the Selling Stockholders Resale Prospectus may begin immediately following its effectiveness. Please provide us with your analysis demonstrating how you are complying with Item 501(b)(3). To the extent that all of the selling stockholders are subject to the lock up agreement, please indicate this fact in your analysis. We may have additional comments following the review of your response.

The Company respectfully advises the Staff that the shares of common stock that are being registered pursuant to the Selling Stockholders Resale Prospectus are subject to a lock-up agreement that prevents the selling stockholders from offering, selling, pledging or otherwise disposing of such shares of common stock for 60 days after the date of the IPO Prospectus (or 180 days in the case of any such shares of common stock held by the selling stockholders in the IPO and the Company’s officers and directors). The Company believes that the shares of common stock will be trading on the New York Stock Exchange before the earliest end of the lock-up period on the 61st day after the date of the IPO Prospectus, and thereafter may be sold at prevailing market prices.

Alternate Sections for Selling Stockholders Resale Prospectus – 10

Plan of Distribution

73.	Please revise your disclosure in the second paragraph to indicate that the selling stockholders may also sell their shares at market prices when a market for your securities is developed.

The Company has revised the disclosure in the second paragraph of “Plan of Distribution” (page Alternate Sections for Selling Stockholders Resale Prospectus—10) as requested.

Exhibit 23.1

74.	Please provide a currently dated auditors’ consent when required.

The Company acknowledges the Staff’s comment and will provide a currently dated auditors’ consent when required.

U.S. Securities and Exchange Commission

November 8, 2013

We thank the Staff for its courtesies. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 568-3856 or William Wong at (310) 586-7856.

                     Sincerely,

                    /s/ Mark J. Kelson

                    Mark J. Kelson

cc:	Dale Francescon, Century Communities, Inc.
Robert Francescon, Century Communities, Inc.
David Messenger, Century Communities, Inc.
William Wong, Esq., Greenberg Traurig, LLP
Dhiya El-Saden, Esq., Gibson, Dunn & Crutcher LLP